Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of September 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: September 28, 2006

List of materials

Documents attached hereto:

i) Press Release - Sony to Initiate Grobal Replacement Programme for Notebook
                   Computer Battery Packs



                                                              September 28, 2006

                                                                Sony Corporation


Sony to Initiate Global Replacement Program for Notebook Computer Battery Packs


Sony Corporation will initiate a global replacement program for certain battery packs that utilize Sony-manufactured lithium ion cells used by notebook computer manufacturers in order to address concern related to recent over-heating incidents. Sony always strives to deliver the highest level of satisfaction to its customers and all consumers. We believe that this program is in the best interest of both our customers and all consumers.


Sony is discussing this plan with the US Consumer Product Safety Commission and will coordinate with other government authorities as required. We will announce details of the program in the near future.

Sony has been supporting the recall of battery packs for Dell and Apple. As we have previously explained, on rare occasions, microscopic metal particles in the recalled battery cells may come into contact with other parts of the battery cell, leading to a possibility of short circuit within the cell. Typically, a battery pack will simply power off when a cell short circuit occurs. However, under certain rare conditions an internal short circuit may lead to cell overheating and potentially flames. The potential for this to occur can be affected by variations in the system configurations found in different notebook computers. Sony believes that this engineering analysis remains valid.


Sony will consult with its OEM customers that utilize these battery cells and work with those that choose to participate regarding quantity and the scheduling of replacement battery packs.